1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2008.
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Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
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No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
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         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F     X       Form 40-F

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes               No     X

         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             ]

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date March 20, 2008	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

Aluminum Corporation of China Limited* (a joint stock limited company incorporated in the People's Republic of China with limited liability) (Stock Code: 2600)

OVERSEAS REGULATORY ANNOUNCEMENT

ANNOUNCEMENT OF RESOLUTIONS OF THE FOURTH MEETING OF THE THIRD SESSION OF
THE SUPERVISORY COMMITTEE

The Company and the all members of the Supervisory Committee warrant the truthfulness, accuracy and completeness of the contents of this announcement and jointly accept responsibility for any false statements, misrepresentations or material omissions contained herein.

The Fourth Meeting of the Third Session of the Supervisory Committee of Aluminum Corporation of China Limited (the "Company") was convened on 17 March 2008 at the 2903 Conference Room of the Company. Of the 3 supervisors eligible to attend the meeting, 3 supervisors attended the meeting in person. This meeting was convened in compliance with relevant requirements of the Company Law of the People's Republic of China and the Articles of Association. The meeting was chaired by Mr. Ao Hong. Resolutions on the following major matters were considered and passed at the meeting:

I.	The proposal in relation to the 2007 Annual Report and summary of the Company was considered and approved.

The supervisors considered that:

1.

the preparation of the 2007 Annual Report of the Company and the auditing procedures was in compliance with laws and regulations, the Articles of Association and all rules of the Company's internal management system;

2.

the content and format of the 2007 Annual Report of the Company conformed with all regulations promulgated by the China Securities Regulatory Commission and stock exchanges. The messages contained therein truly reflect such issues as the operation and management as well as the financial conditions of the Company during the reporting period in all aspects;

3.	Before providing the above opinions, the Company did not find any person related in the preparation of the 2007 Annual Report or any auditing personnel that has violated the rule of confidentiality.

II.	The proposed profit distribution plan and the final dividend distribution plan of the Company for 2007 were considered and approved.

III.	The Report of the Supervisory Committee for 2007 of the Company was approved to be put forward for consideration at the annual general meeting.

The Supervisory Committee of
Aluminum Corporation of China Limited*
17 March 2008

By order of the Board of Directors of
Aluminum Corporation of China Limited*
Liu Qiang
Company Secretary

Beijing, the People's Republic of China

18 March 2008

As at the date of this announcement, the members of the Board of Directors comprise Mr. Xiao Yaqing, Mr. Luo Jianchuan, Mr. Chen Jihua and Mr. Liu Xiangmin (Executive Directors); Mr. Shi Chungui (Non-executive Director); Mr. Poon Yiu Kin, Samuel, Mr. Kang Yi and Mr. Zhang Zhuoyuan (Independent Non-executive Directors).

* For identification purpose only.

About the Company
Our contact information of this release is:

*	Business address: No.62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chinalco.com.cn
*	Contact person: Liu Qiang, Company Secretary